Exhibit 99.1

Guardforce AI Announces Definitive Agreements to Acquire Eight Companies in China

Acquisitions Expand Robotics-as-a-Service and Integrated Security Capabilities

NEW YORK, NY / May 24, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI)(NASDAQ:GFAIW), an integrated security solutions provider, announced today it has entered into two definitive agreements to acquire a total of eight companies in China.

The first agreement is to acquire Beijing Wanjia Security System Limited, an integrated security provider with 25 years of experience from Shenzhen Yeantec Co., Limited (“Yeantec”) for approximately US $8.4 million. The acquisition is expected to close in June 2022, subject to customary closing conditions.

The second agreement is to acquire an additional seven companies from Shenzhen Kewei Robot Technology Co., Limited (“Kewei”), valued at approximately US $21.6 million, which acquisition is expected to close in the third quarter of 2022. The seven companies include:

●	Beijing Keweian Robot Technology Limited, based in Beijing

●	Shanghai Nanxiao Kewei Intelligent Technology Limited, based in Shanghai

●	Tianjin Kewei Robot Technology Limited, based in Tianjin

●	Chongqing Kewei Robot Technology Limited, based in Chongqing

●	Guangxi Kewei Robot Technology Limited, based in Nanning, Guangxi Province

●	Fuzhou Kewei Robot Technology Limited, based in Fuzhou, Fujian Province

●	Hainan Kewei Robot Technology Limited, based in Haikou, Hainan Province

The seven companies to be acquired from Kewei are established providers of Robotics-as-a-Service (RaaS) solutions in their respective markets in China. During the past several years, these companies have expanded their customer base across various industries, such as hospitality, healthcare, education, malls, and property management.

The total deal value of both acquisitions of US $30 million is based on one-time projected average revenues for the eight companies over the next 5 years. The deal will be paid in a combination of cash (10%) and restricted ordinary shares of the Company (90%) at the previously agreed price of U.S. $2.00 per share.

Terence Yap, Chairman of Guardforce AI, further noted, “These acquisitions are expected to be truly transformative, as they not only strengthen our foothold in major cities and regions across China, but also provide us new capabilities and a diverse customer base across a wide range of industries. We look forward to leveraging these newly acquired capabilities across our global platform and we expect to benefit from meaningful economies of scale.”

Lei Wang, CEO of Guardforce AI, commented, “Through these acquisitions, we look forward to accelerating the commercial rollout of our RaaS business initiatives and expanding our integrated security capabilities in China. China represents a significant growth opportunity, as it is among the largest and fastest growing economies in the world. Importantly, these acquisitions bring established management and sales teams with proven track records in their local markets.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI)(NASDAQ:GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projec@tions, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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